December 21, 2007

By EDGAR and Overnight Delivery

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	APP Pharmaceuticals, Inc. (Successor Registrant to Abraxis BioScience, Inc.)
Form 10-K for Fiscal Year Ended December 31, 2006
File Number 0-33407

Dear Mr. Rosenberg:

This letter is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 16, 2007 in connection with its review of APP Pharmaceuticals, Inc.’s (successor registrant to Abraxis BioScience, Inc.) (Commission File Number 0-33407) (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) as filed by the Company on March 1, 2007.

The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Comment 1: You disclose that your purchase price allocation is based in part on a third-party valuation of certain tangible and intangible assets. Your reference to this third-party valuation suggests that you are placing reliance on the consultant, which the staff believes requires that the firm’s name be included in the ‘34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a ‘33 Act registration statement, a consent from the third-party must be provided in the ‘33 Act registration statement. Please advise.

Response: In response to the Staff’s comment, the Company confirms it will disclose the name of the independent third-party valuation firm in future filings under the Securities Exchange Act of 1934, as applicable. In addition, if the Form 10-K is incorporated by reference into any future registration statement under the Securities Act of 1933, the Company confirms it will provide a consent from the valuation firm in such registration statement.

Jim B. Rosenberg

December 21, 2007

Comment 2: You disclose that you acquired AstraZeneca’s U.S. anesthetics and analgesic product portfolio and that you are amortizing the acquisition cost on a straight line basis over twenty years. Please explain to us why you believe the twenty-year time period and the straight-line method are appropriate. In this regard, as it appears that you acquired existing products, please explain to us in your response:

•	when the acquired products were approved by the FDA;

•	when the acquired products were patented;

•	when the patents expire; and

•	why straight-line amortization is appropriate when pharmaceutical sales generally decline after patent expiration or when competing products are introduced.

Response: The Company supplementally advises the Staff that the product portfolio acquired from AstraZeneca included eight product families, with two product families (Diprivan and Naropin) that are patent protected and six product families that are not patented protected (i.e., they are generic products). The patents that cover the Diprivan (propofol) related products were issued in 1998 and 1999 and expire in 2015. Although Diprivan is currently under patent protection, it competes with various other formulations of propofol and its marketplace attributes are similar to the Company’s generic products. The patents that cover the Naropin (ropivacaine/pipcoloxylidide) related products were issued between 1989 and 2003 and expire through 2019. Diprivan received FDA approval in June 1996, and Naropin received FDA approval in September 1996. The remaining six product families received FDA approval between 1948 and 2007.

In determining the appropriate amortization period and method for these acquired products, the Company considered, among other things, the nature of the products, the history of its then current products that were similar in nature, its understanding of the research and development environment as it relates to these products and the anticipated timing of cash flows. The Company also considered the barriers to entry for these products, all but one of which are injectable products. Specifically, the barriers to entry for injectable products are high compared to oral products because of the need for complex development and manufacturing processes. For example, injectables manufacturing requires special airflow and purification processes. In addition, injectables often require separate manufacturing facilities and areas.

The Company respectfully submits that the acquired products have significantly long lives with relatively stable cash flows. Some of these products have been on the market since 1948. In addition, substantially all of the products have been on the market since 1996 and have faced competitive pricing pressures similar with that for generic pharmaceutical products. Since being acquired, the products have generally experienced minimal price erosion and stable product sales. The Company currently is not aware of any major changes in the conduct of therapy or competing products being developed at

Jim B. Rosenberg

December 21, 2007

this time that may cause sales volumes to decline significantly. The products all share similar attributes in that they have a favorable risk profile (e.g., minimal side effects, adverse experiences, etc.) and are easy to administer to patients. Based on the risk profile, ease of use and already low pricing, the Company does not expect new competing products will enter the market in the foreseeable future. In addition, the Company believes the barriers to entry will help protect the market positions of the products and preserve their useful lives. Accordingly, as future cash flows with respect to these products are expected to exceed 20 years and remain relatively stable, the Company has utilized a straight-line 20 year amortization period.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the captioned filing, please direct them to me at 310.405.7403.

Very truly yours,

/s/ Lisa Gopala

Lisa Gopala

Chief Financial Officer

cc:	Mark Brunhofer — Securities and Exchange Commission
Patrick Soon-Shiong, M.D. — APP Pharmaceuticals, Inc.
Richard Maroun — APP Pharmaceuticals, Inc.